FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Acquisition of Shares in Mitsui Oil Exploration Co., Ltd.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 3, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

February 3, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Acquisition of Shares in Mitsui Oil Exploration Co., Ltd.

Mitsui & Co., Ltd. (“Mitsui”) announced today that it has entered into an agreement with Mitsui Chemicals, Inc. (“MCI”), Sumitomo Mitsui Banking Corporation (“SMBC”), Mizuho Corporate Bank, Ltd. (“Mizuho”) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) to purchase 12.85% shares of the total issued shares of Mitsui Oil Exploration Co., Ltd. (“MOECO”) for approximately 32 billion yen (approximately 356 million USD). With this acquisition, Mitsui’s voting interest in MOECO will increase from 54.61% to 67.46%.

Currently, MOECO is actively engaged in several oil and natural gas exploration, development and production projects in Thailand and its neighboring Southeast Asian countries as well as the Middle East, etc., and is one of the core subsidiaries of Mitsui’s energy upstream business. Mitsui’s acquisition of shares in MOECO from MCI, SMBC, Mizuho and BTMU is in line with its strategy to increase its consolidated competitiveness through closer relationship with MOECO.

Mitsui has positioned its mineral resources and energy business as a significant strategic business area and continues to acquire attractive oil and natural gas assets in order to establish a more robust and well-balanced business portfolio.

Company information of MOECO

Company Name	Mitsui Oil Exploration Co., Ltd.

Representative	Yoshiyuki Kagawa, President and Chief Executive Officer

Head Office	Hibiya Central Bldg., 2-9 Nishi-Shimbashi 1-chome, Minato-ku, Tokyo 105-0003, Japan

Paid-in Capital	33,133.4 million Yen

Business Activities	Exploration, development, production and sales of crude oil, natural gas and other mineral resources and investment and lending to the companies engaged in these activities, etc.

Consolidated Net Sales	99 billion Yen (fiscal year ended March 2009)

Net Income	41 billion Yen (fiscal year ended March 2009)

Total Assets	367.6 billion Yen (as of March 31, 2009)

End of Fiscal Year	End of March

Total Issued Shares	66,266,800 Shares

Major Shareholders	Mitsui	: 54.61%

(Before the acquisition)	Minister of Economy, Trade and Industry	: 20.03%

	MCI	: 4.98%

	SMBC	: 4.28%

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7540

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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